PROMISSORY NOTE

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

City and State of Lender: [INVESTOR CITY STATE]

For value received Perkins Crossing LLC, a Missouri Limited Liability Company ("Borrower"), hereby promises to pay to the order of [INVESTOR NAME] ("Lender"), in lawful money of the United States of America and in immediately available funds, the principal amount set forth above (the "Principal Amount") together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below. This Note is issued in an offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding.

1. **Interest Rate**. The outstanding Principal Amount shall bear interest from the date such funds are advanced until repaid in full at a rate per annum equal to 10%, non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed. Interest shall accrue for the day on which this Note is effective and shall not accrue for the day on which the Principal Amount or any portion thereof is paid. All accrued but unpaid interest shall be due and payable on the Maturity Date. Notwithstanding the foregoing, in no event shall the Borrower be obligated to pay the Lender interest, charges or fees at a rate in excess of the highest rate permitted by applicable law.

2. **Repayment Schedule**.

   a) Scheduled Payments. Borrower promises to repay the outstanding Principal Amount and any unpaid accrued interest according to the following schedule. The Borrower shall repay the Loan in consecutive quarterly installments starting June 1, 2027. The amount of each periodic installment (the "Quarterly Payment") shall be dynamically determined based on the date of disbursement of the loan.

      Each Quarterly Payment shall equal 5% or more of the Principal Amount, applied first to accrued interest and then to principal. All remaining Principal Amount and accrued interest are due on the Maturity Date. All outstanding Principal Amount and accrued interest shall be due and payable 84 months after the Date of Note (the "Maturity Date").

   b) Permitted Deferral. Borrower may defer up to 1 scheduled payments by written notice to Lender at least ten (10) Business Days before the applicable payment date (each, a "Permitted Deferral"). Interest continues to accrue on deferred amounts. Each deferred amount shall be due and payable on the Maturity Date. No Permitted Deferral may extend any payment beyond the Maturity Date.

   c) Prepayment. Borrower may prepay the outstanding Principal Amount and any unpaid accrued interest at any time, without penalty, in full or in part, on at least five (5) Business Days' written notice to Lender. Partial prepayments shall be applied to scheduled installments in inverse order of maturity.

3. **Place of Payment**. All amounts payable hereunder shall be paid by wire transfer or ACH to an account that shall be specified in writing by the Lender.

4. **Application of Payments**. Payment on this Promissory Note (this "Note") shall be applied first to costs of collection payable under the Waiver section hereof, then to accrued but unpaid interest, and thereafter to the outstanding Principal Amount.

5. **Default**. Each of the following events shall be an "Event of Default" hereunder:

a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding Principal Amount due under this Note on the date the same becomes due and payable or within ten (10) business days thereafter, or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within ten (10) business days thereafter;

b) Borrower breaches any other covenant in this Note and does not cure the breach within fifteen (15) days after written notice from Lender;

c) any representation or warranty by Borrower under or in connection with this Note or the Offering shall prove to have been incorrect in any material respect when made or deemed made;

d) Borrower ceases to conduct its business in the ordinary course for a period of thirty (30) consecutive days or more;

e) Borrower sells, leases or transfers all or substantially all of its assets, or undergoes a change of control, unless this Note is repaid in full at or before closing;

f) Borrower defaults under any other indebtedness above $50,000 and the default results in acceleration of that indebtedness;

g) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing; or

h) an involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default under Section 5(g) or 5(h), all unpaid Principal Amount, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law. Upon any other Event of Default, Lender may, by written notice to Borrower, declare all of those amounts immediately due and payable.

6. **Waiver**. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection or attempted collection, or the protection or preservation of the Lender's rights under this Note, when incurred, whether by judicial proceedings or otherwise, including, without limitation, reasonable attorneys' fees, costs and other expenses.

   The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

7. **Governing Law**. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Missouri excluding conflict of laws principles that would cause the application of laws of any other jurisdiction. Each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Missouri and the United States District Court located therein in connection with any action or proceeding arising out of or relating to this Note.

8. **WAIVER OF JURY TRIAL. EACH** PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9. **Successors and Assigns**. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof. Borrower may not assign this Note without Lender’s prior written consent, except to a successor by merger that assumes this Note in writing; provided, however, that no such assignment shall relieve Borrower of its obligation to repay this Note in full at or before the closing of any transaction constituting a change of control under Section 5 hereof.

10. **Miscellaneous**. Time is of the essence for the performance of each and every obligation under this Note. No single or partial exercise of any power under this Note shall preclude any other or further exercise of such power or exercise of any other power. No delay or omission on the part of the Lender in exercising any right under this Note shall operate as a waiver of such right or any other right hereunder. Whenever any payment hereunder shall be stated to be due, or whenever any interest payment date or any other date specified hereunder would otherwise occur, on a day other than a Business Day, then such payment shall be made, and such interest payment date or other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest hereunder. As used herein, "Business Day" means a day (i) other than Saturday or Sunday, and (ii) on which commercial banks are open for business in Blue Eye, MO.

[Signature page follows]

BORROWER:

Perkins Crossing LLC, a Missouri Limited Liability Company

Signature: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

AGREED and ACCEPTED

LENDER:

Signature: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]